Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, NY 10019-6092 tel +1 212 259 8185 fax +1 212 649 9483 mricciardi@dl.com

May 2, 2008

BY FEDERAL EXPRESS

Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Maiden Holdings, Ltd. Registration Statement on Form S-1 File No. 333-146137

Dear Mr. Riedler:

On behalf of Maiden Holdings, Ltd. (the “Company”), the undersigned respectfully requests acceleration of the above-mentioned Registration Statement on Form S-1 to May 6, 2008 at 9:00 a.m. (Eastern Time), or as soon as practicable.

In connection herewith, the Company hereby acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Mr. Jeffrey P. Riedler
May 2, 2008

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Matthew M. Ricciardi Matthew M. Ricciardi

cc:	Max G. Caviet Maiden Holdings, Ltd. 48 Par-la-Ville Road, Suite 1141 Hamilton HM 11, Bermuda